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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MEMSIC, Inc.

(Name of Issuer)

Common Stock, $0.00001

(Title of Class of Securities)

586264103

(CUSIP Number)

Calendar Year 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586264103	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InveStar Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Reporting Person is a corporation formed under the laws of the Cayman Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,508,014
6. Shared Voting Power 0
7. Sole Dispositive Power 2,508,014
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,508,014
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) approximately 11.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 586264103	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InveStar Semiconductor Development Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Reporting Person is a corporation formed under the laws of the Cayman Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,363,500
6. Shared Voting Power 0
7. Sole Dispositive Power 1,363,500
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) approximately 6.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 586264103	13G	Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InveStar Semiconductor Development Fund (II) LDC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Reporting Person is a corporation formed under the laws of the Cayman Islands.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,144,514
6. Shared Voting Power 0
7. Sole Dispositive Power 1,144,514
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,144,514
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) approximately 5.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 586264103	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

MEMSIC, Inc. (the “Issuer”).

	(b)	Address of the Issuer’s Principal Executive Offices:

One Tech Drive, Suite 325, Andover, MA 01810.

Item 2.	(a)	Name of Person Filing:

This joint statement on Schedule 13G is being filed by InveStar Capital, Inc., InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund (II), LDC, who are collectively referred to as the “Reporting Persons.” InveStar Capital, Inc. (“Capital”), is the investment manager of each of InveStar Semiconductor Development Fund, Inc. (“InveStar Inc.”) and InveStar Semiconductor Development Fund (II) LDC (“InveStar LDC”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 13, 2008, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

	(b)	Address of Principal Business Office:

The principal business office of the Reporting Person with respect to the shares reported hereunder is 24F, No. 76, Sec. 2, Dunhua S. Road, Taipei, Taiwan.

	(c)	Citizenship:

Capital, InveStar Inc. and InveStar LDC are corporations formed under the laws of the Cayman Islands.

	(d)	Title and Class of Securities:

Common stock, $0.00001 (“Common Stock”)

	(e)	CUSIP Number:

586264103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 586264103	Page 6 of 8 Pages

Item 4.	Ownership

As of December 31, 2007, the Reporting Persons beneficially own 2,508,014 outstanding shares of Common Stock of the Issuer, representing approximately 11.0% of the class. The beneficial ownership of each Reporting Person is as follows: (i) InveStar Inc. beneficially owns 1,363,500 shares of the Common Stock, representing approximately 6.0% of the class, (ii) InveStar LDC beneficially owns 1,144,514 shares of the Common Stock, representing approximately 5.0% of the class, and (iii) Capital, as the investment manager InveStar Inc. and InveStar LDC beneficially own 2,508,014 shares of the Common Stock of the Issuer representing approximately 11.0% of the class.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP No. 586264103	Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2008

INVESTAR CAPITAL, INC.

By:	Michael Tung

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer

INVESTAR SEMICONDUCTOR DEVELOPMENT FUND, INC.

By:	InveStar Capital, Inc.

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer

INVESTAR SEMICONDUCTOR DEVELOPMENT FUND (II), LDC

By:	InveStar Capital, Inc.

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer

CUSIP No. 586264103	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 13, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of MEMSIC, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

INVESTAR CAPITAL, INC.

By:	Michael Tung

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer

INVESTAR SEMICONDUCTOR DEVELOPMENT FUND, INC.

By:	InveStar Capital, Inc.

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer

INVESTAR SEMICONDUCTOR DEVELOPMENT FUND (II), LDC

By:	InveStar Capital, Inc.

By:	/s/ Michael Tung
Michael Tung
Chief Financial Officer